SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

July 5, 2005

Re:	The Neiman Marcus Group, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2005; File No. 1-09659

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings
Pradip Bhaumik

Dear Messrs. Owings and Bhaumik:

On behalf of The Neiman Marcus Group, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telecopy on July 1, 2005 (the “Comment Letter”), concerning the first amended filing of the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.

We are enclosing five copies of this response letter and the revised preliminary proxy statement, which is being filed with the Commission today (the “Proxy Statement”). Page references included in responses to the Staff’s comments are to pages in the Proxy Statement. In addition, marked copies of the Proxy Statement showing changes between the Proxy Statement and the first amended filing are being provided to the Staff to expedite its review.

Summary

1.	Please refer to comment 2 in our later dated June 17, 2005. In the sub-section Board’s Recommendation on page 6, please alert readers that some of your directors and executive officers who have their own interests in the merger have participated in the board’s meeting regarding the merger.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see the “Board Recommendation” sub-section on page 6 of the Proxy Statement.

Securities and Exchange Commission

    Division of Corporation Finance

July 5, 2005

Opinion of JPMorgan

2.	Please refer to comments 10 and 11 in our letter dated June 17, 2005. We have not yet received the materials we had requested. After we have reviewed the materials, we may have further comments.

Response:

In response to the Staff’s comments 10 and 11 in its letter dated June 17, 2005, we submitted the materials requested in such comments on June 24, 2005, concurrently with the amended filing of the preliminary proxy statement. Based on our conversation with the Staff following receipt of this Comment Letter, we understand that such materials have been located and are in the Staff’s possession.

Financing

3.	Please refer to comment 16 in our letter dated June 17, 2005. Clarify that the financing required by your purchasers to fund the merger is not assured.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 40 of the Proxy Statement.

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Please direct any questions concerning this letter to Tony Bangs of Neiman Marcus at (214) 743-7610 or John Finley or Eric Swedenburg of this office at (212) 455-2000.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:	Nelson A. Bangs
The Neiman Marcus Group, Inc.